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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                         Latin America Equity Fund, Inc
                         ------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    51827Q106
                                    ---------
                                 (CUSIP Number)

                                 Barry M. Olliff
            c/o City of London Investment Management Company Limited
                     10 Eastcheap, London EC3M ILX, England
                                +44 207 711 0771
                                ----------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 17, 2007
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
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                              (Page 1 of 11 Pages)
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CUSIP NO. 51827Q106                    13D                          PAGE 2 of 11
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     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             City of London Investment Group PLC, a company incorporated under the laws of England and Wales.
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) [_]
                                                                         (B) [_]

------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)
                                                                             [_]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             England and Wales
--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER

   SHARES                       1,580,040
                   ------------ ------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER

  OWNED BY                      0
                   ------------ ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER

  REPORTING                     1,580,040
                   ------------ ------------------------------------------------
   PERSON               10      SHARED DISPOSITIVE POWER

    WITH                        0
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,580,040
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             [_]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             24.99%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             HC
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                              (Page 2 of 11 Pages)
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CUSIP NO. 51827Q106                    13D                          PAGE 3 of 11
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================================================================================
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             City of London Investment Management Company Limited, a company incorporated under the laws of England and Wales.
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) [_]
                                                                         (B) [_]

------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             WC
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)
                                                                             [_]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             England and Wales
--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER

   SHARES                       1,580,040
                   ------------ ------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER

  OWNED BY                      0
                   ------------ ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER

  REPORTING                     1,580,040
                   ------------ ------------------------------------------------
   PERSON               10      SHARED DISPOSITIVE POWER

    WITH                        0
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,580,040
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             [_]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             24.99%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             IA
================================================================================

                              (Page 3 of 11 Pages)
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CUSIP NO. 51827Q106                    13D                          PAGE 4 of 11
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ITEM 1.   SECURITY AND ISSUER.
          -------------------

          This statement relates to the shares of common stock, par value $.01 per share (the "Shares"), of The Latin America Equity Fund, Inc. (the "Fund"). The principal executive offices of the Fund are located at Credit Suisse Asset Management, LLC, 466 Lexington Avenue New York, NY 10017 USA.


ITEM 2.   IDENTITY AND BACKGROUND.
          -----------------------

          (a), (b) and (c). This statement is being filed by City of London Investment Group PLC ("CLIG") and City of London Investment Management Company Limited ("CLIM," and together with CLIG, the "Reporting Persons").

          The principal business of CLIG is serving as the parent holding company for the City of London group of companies, including CLIM. The business address and principal executive offices of CLIG are 10 Eastcheap, London EC3M ILX, England. The directors and executive officers of CLIG, their business addresses and present principal occupation or employment are set forth on Annex A attached to this
          Schedule 13D.

          CLIM is an emerging markets fund manager which specializes in investing in closed-end investment companies and is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940. CLIM is controlled by CLIG. CLIM is principally engaged in the business of providing investment advisory services to segregated accounts and various public and private investment funds, including The Emerging World Fund ("EWF"), a Dublin, Ireland-listed open-ended investment company, Global Emerging Markets Country Fund ("GEM"), a private investment fund organized as a Delaware business trust, Investable Emerging Markets Country Fund ("IEM"), a private investment fund organized as a Delaware business trust, Emerging Free Markets Country Fund ("Free"), a private investment fund organized as a Delaware business trust, GFM (Institutional) Emerging Markets Country Fund ("GFM"), an open-ended fund organized under the laws of the Province of Ontario, and Global Emerging Markets Country Fund Cayman ("CEM"), an open-ended fund organized under the laws of Cayman Monetary Authority. The business address and principal executive offices of CLIM are 10 Eastcheap, London EC3M ILX, England. The directors and executive officers of CLIM, their business addresses and present principal occupation or employment are set forth on Annex A attached to this Schedule 13D.

          EWF, GEM, IEM, GFM, and CEM are referred to herein as the "City of London Funds."

          The Shares to which this Schedule 13D relates are owned directly by the City of London Funds and eleven segregated accounts to which CLIM provides investment advisory services (the "Accounts").

                              (Page 4 of 11 Pages)
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CUSIP NO. 51827Q106                    13D                          PAGE 5 of 11
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          (d) and (e). During the last five years, none of the Reporting Persons or, to the knowledge or belief of the Reporting Persons, none of the natural persons identified in this Item 2, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanours), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

          (f). Each of the Reporting Persons is a company incorporated under the laws of England and Wales. Each natural person identified in this Item 2 is a citizen of Great Britain.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------

          Beneficial ownership of the Shares to which this statement relates was acquired by the Reporting Persons with invested capital of the City of London Funds and the Accounts.

          The aggregate purchase price of the 1,580,040 Shares beneficially owned by the Reporting Persons was $54,617,758, inclusive of brokerage commissions.

          The aggregate purchase price of the 211,624 Shares owned directly by EWF was $9,823,591, inclusive of brokerage commissions.

          The aggregate purchase price of the 189,576 Shares owned directly by GEM was $5,408,730, inclusive of brokerage commissions.

          The aggregate purchase price of the 189,642 Shares owned directly by IEM was $7,052,275, inclusive of brokerage commissions.

          The aggregate purchase price of the 26,444 Shares owned directly by GFM was $1,158,207, inclusive of brokerage commissions.

          The aggregate purchase price of the 189,599 Shares owned directly by FREE was $5,400,424, inclusive of brokerage commissions.

          The aggregate purchase price of the 400 Shares owned directly by CEM was $14,883, inclusive of brokerage commissions.

          The aggregate purchase price of the 772,755 Shares owned directly by the Accounts was $25,759,644, inclusive of brokerage commissions.


ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

          The Reporting Persons believe the Board of Directors of the Fund has failed to take

                              (Page 5 of 11 Pages)
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CUSIP NO. 51827Q106                    13D                          PAGE 6 of 11
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          meaningful actions to permanently reduce or eliminate the substantial and persistent discount to net asset value ("NAV") at which the Fund's shares have been trading.

          On December 17, 2007, CLIG sent a letter to the Chairman of the Board of Directors of the Latin America Equity Fund, Inc. In this letter CLIG responds to the measures approved by the Board of Directors of the Fund and described in the Fund's November 16, 2007 press release. The foregoing description of the letter is not intended to be complete and it is qualified in its entirety by the complete text of the letter, which is filed as Exhibit A hereto and is incorporated herein by reference.

          The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Fund, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Fund or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

          Other than as set forth above, none of the Reporting Persons or, in the case of non-individual Reporting Persons, any of their directors or executive officers identified in Item 2, have any present plans or proposals which relate to or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of
          Schedule 13D.

ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.
          -------------------------------------

          (a) and (b). As of August 13, 2003, EWF, GEM, IEM, GFM, FREE, CEM and the Accounts owned directly 211,624, 189,576, 189,642, 26,444,
          189,599, 400 and 772,755 Shares, respectively, representing approximately 3.35%, 3.00%, 3.00%, .42%, 3.00%, .006% and 12.22 %,
          respectively, of the 6.3 million Shares outstanding as of June 30, 2007, as reported by the company in their Semi Annual Report dated June 30, 2007

          As of December 20, 2007, CLIG, through its control of CLIM, and CLIM, in its capacity as investment adviser to the City of London Funds, have voting and dispositive power with respect to all 1,580,040 Shares owned directly by the City of London Funds and the Accounts, representing approximately 24.99% of the 6.3 million Shares outstanding as of June 30, 2007, as reported by the company in their Semi Annual Report dated June 30, 2007.

          (c). Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past 60 days is set forth in Annex B to this Schedule 13D.

          (d). None

          (e). Not Applicable

                              (Page 6 of 11 Pages)
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CUSIP NO. 51827Q106                    13D                          PAGE 7 of 11
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ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          ---------------------------------------------------------------------
          TO SECURITIES OF THE ISSUER.
          ---------------------------

          Except as set forth in Item 4 of this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Fund including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Fund, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or losses, or the giving or withholding of proxies.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          --------------------------------

          Letter Dated December 17, 2007























                              (Page 7 of 11 Pages)
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CUSIP NO. 51827Q106                    13D                          PAGE 8 of 11
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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 26, 2007


                                          CITY OF LONDON INVESTMENT GROUP PLC

                                          /s/ Barry M. Olliff
                                          --------------------------------
                                          Name: Barry M. Olliff
                                          Title: Director



                                          CITY OF LONDON INVESTMENT
                                          MANAGEMENT COMPANY LIMITED

                                          /s/ Barry M. Olliff
                                          --------------------------------
                                          Name: Barry M. Olliff
                                          Title: Director









                              (Page 8 of 11 Pages)
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CUSIP NO. 51827Q106                    13D                          PAGE 9 of 11
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                                     ANNEX A
                                     -------

                        DIRECTORS AND EXECUTIVE OFFICERS

The names of the directors and executive officers of CLIG and their business addresses and present principal occupation or employment are set forth below. If no business address is given, the business address of such director or executive officer is c/o City of London Investment Group PLC, 10 Eastcheap, London EC3M ILX, England.

            Andrew Davison                  Chairman
            Barry Olliff                    Chief Executive Officer
            Douglas Allison                 Finance Director
            David Cardale                   Non-Executive Director
            Omar Ashur                      Non-Executive Director
            George Robb                     Non-Executive Director

The names of the directors and executive officers of CLIM and their business addresses and present principal occupation or employment are set forth below. If no business address is given, the business address of such director or executive officer is c/o City of London Investment Management Limited, 10 Eastcheap, London EC3M ILX, England.

            Barry Olliff                    Chief Investment Officer
            Douglas Allison                 Finance Director
            Clayton Gillece                 Director
            Michael Russell                 Director
            Thomas Griffith                 Director
            Carlos Yuste                    Director
            Christopher Weaver              Director
            Valerie Tannahill               Director







                              (Page 9 of 11 Pages)
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CUSIP NO. 51827Q106                    13D                         PAGE 10 of 11
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                                     ANNEX B
                                     -------

                    INFORMATION WITH RESPECT TO TRANSACTIONS
                           IN THE FUND'S COMMON STOCK
                           DURING THE PAST SIXTY DAYS


                Number of Shares          City of London
                 of Common Stock            Fund which           Price Per Share
  Date         Purchased/(Sold)(1)      Purchased/(Sold)(1)           (US$)
_________        _______________          _______________         _____________
 11/6/07              8,208                  Accounts                 57.85
 11/6/07              8,374                     EWF                   57.85
 11/6/07            (35,000)                    GFM                   57.85
12/10/07            (16,650)                 Accounts                 59.39
12/10/07             13,650                     EWF                   59.39
12/10/07              3,000                     GFM                   59.39




          (1) All purchases/sales were effected through open market or privately negotiated transactions.



                              (Page 10 of 11 Pages)
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CUSIP NO. 51827Q106                    13D                         PAGE 11 of 11
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Exhibit A

Mr. Enrique Arzac
Latin America Equity Fund, Inc.
Credit Suisse Asset Management, LLC
466 Lexington Avenue,
New York
NY 10017

                                                              17th December 2007

Dear Enrique,

I think it's a pity that there was no opportunity for further substantive discussion prior to the announcement on November 16th regarding the LAQ Share Repurchase Program. As a result of this, and after nearly a year during which time we have been discussing this with you, we feel bound to inform you that we find these proposals unacceptable.

By way of background we thought that it would be helpful to let you know the way we see this announcement within the context of the companies competitive positioning within the marketplace.

The Fund was launched in August 1990 at $10. After the expenses of the launch, the shares initially traded at a premium to their underlying NAV.

Since launch the Fund has regularly announced an NAV calculation that equates to 100% of the NAV. This as you know is calculated by dividing the Net Assets of the Fund owned by the shareholders, by the number of Shares. We would make the point that the Fund does not announce a daily NAV that is at a 12% discount to the assets owned by the shareholders.

In our opinion for the Board to (recently) announce that it will instruct the Manager (from time to time) to make purchases of the company's shares, in the event that the discount to NAV at which the shares trade, is wider than 12%, seems in our opinion to imply that a level of 12% as a discount is acceptable to the Board (and thus to shareholders). Apart from finding this proposal unacceptable we would suggest that it is at odds with shareholders owning 100% of an easily realizable NAV.

In our opinion the Board's position is extraordinary and effectively makes the company's competitive position in the marketplace unattractive. In our opinion unattractive products normally go out of business.

It would seem to us that either a buy back or preferably a tender should be conducted at significantly closer to NAV thus reducing the over supply that is by definition creating the large discount to NAV. This would also improve the company's competitive positioning.

Yours sincerely,







Michael Sugrue
Fund Manager